Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295), JPMorgan Trust II (File No. 811-04236) and

Undiscovered Managers Funds (File No. 811-08437)

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com

News release: For 9:15am ET Release

J.P. Morgan Asset Management Proposes Conversion of Select Mutual Funds to ETFs

Combining Mutual Fund and ETF Boards also proposed

Moves would expand firm’s fast-growing active ETF complex to 17 active strategies

NEW YORK, August 11, 2021: J.P. Morgan Asset Management has announced plans to convert select U.S. mutual fund vehicles to ETFs in 2022. The conversions, which are subject to fund board approval, are intended to expand J.P. Morgan’s ability to deliver more of its industry-leading investment capabilities in the ETF vehicle, a structure that it believes is well-suited for the four mutual funds currently in scope and will be beneficial to their investors. The combined assets of the funds proposed for conversion are approximately $10 billion (as of 6/30/2021).

J.P. Morgan Asset Management also announced that, in light of continued convergence of mutual funds and ETFs, the boards of the J.P. Morgan mutual funds and ETFs are asking shareholders to elect a common board of 16 to govern the entire J.P. Morgan Fund complex. If approved by shareholders, this change also would take effect in early 2022.

“As one of the fastest growing asset management firms, we are positioning ourselves to deliver our best investment capabilities more rapidly through a broader range of vehicles including mutual funds and ETFs. We also believe the combination of the mutual fund and ETF boards will allow shareholders to benefit from the boards’ substantial combined experience and better position us to deliver the highest value-add capabilities in a rapidly evolving industry,” said George Gatch, Chief Executive Officer, J.P. Morgan Asset Management.

If the boards approve these conversions, which they expect to consider early next year, the following mutual funds would be converted to substantially similar ETFs in an active transparent ETF structure:

•	JPMorgan International Research Enhanced Equity Fund (OEIAX: AUM $5.0BN*)

•	JPMorgan Market Expansion Enhanced Index Fund (OMEAX: AUM $1.1BN*)

•	JPMorgan Realty Income Fund (URTAX: AUM $2.2BN*)

•	JPMorgan Inflation Managed Bond Fund (JIMAX: AUM $1.4BN*)

*AUM as of 6/30/2021

By converting these mutual funds to ETFs, J.P. Morgan would provide clients with active investment options in spaces that traditionally have seen mostly passive ETF solutions.

J.P. Morgan Asset Management is announcing the proposed conversion plans well in advance to provide shareholders and distributors with ample notice of the planned conversions and to allow them time to engage with J.P. Morgan on the implications of this important effort. It is anticipated that if the conversions are approved by the boards of the funds, they would not require shareholder approval prior to implementation.

“As a leading active manager, it is important to us that we continue to deliver our investment capabilities in the vehicle that meets our clients’ desired outcomes,” said Bryon Lake, Head of Americas ETFs. “The intraday liquidity, transparency and potential tax benefits that come with ETFs carry significant value to many investors, and these particular strategies are well suited for the ETF structure.”

Media Contacts: Kristen Chambers 212-622-4111 kristen.chambers@jpmchase.com

                            Victoria Zarella 571-233-0939 victoria.n.zarella@jpmchase.com

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com

News release: For 9:15am ET Release

“J.P. Morgan is known for its deep investment expertise across asset classes and we want our product offering to be equally diverse - reflecting our broad capabilities across ETFs, mutual funds, separately managed accounts and other structures,” said Jed Laskowitz, Global Head of Asset Management Solutions. “We believe that select, thoughtful conversions have the opportunity to positively impact the shareholders’ experience, and that is always our goal.”

J.P. Morgan Asset Management’s U.S. ETF suite has 36 products with more than $64 billion in assets under management. J.P. Morgan Asset Management ranks as a top ten ETF issuer with respect to AUM and net flows across the active fund and ETF industry for 2021[1]. J.P. Morgan manages 129 mutual funds, with $899 billion in AUM (as of 6/30/21). Our portfolio managers have delivered outstanding performance throughout market cycles, with 79% of our mutual fund AUM ranked in the top two quartiles over the 10-year period (as of 6/30/2021). As a leading active manager in the industry, we are committed to providing access to our investment capabilities through a range of vehicles including ETFs, mutual funds, commingled funds, SMAs and liquid alternatives.

About J.P. Morgan Asset Management

J.P. Morgan Asset Management, with assets under management of $2.6 trillion (as of 6/30/2021), is a global leader in investment management. J.P. Morgan Asset Management’s clients include institutions, retail investors and high net worth individuals in every major market throughout the world. J.P. Morgan Asset Management offers global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity. For more information: www.jpmorganassetmanagement.com.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $3.7 trillion and operations worldwide. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing, and asset management. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of customers in the United States and many of the world’s most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com. J.P. Morgan Asset Management is the marketing name for the asset management businesses of JPMorgan Chase & Co. and its affiliates worldwide.

J.P. Morgan ETFs are distributed by JPMorgan Distribution Services, Inc., which is an affiliate of JPMorgan Chase & Co. Affiliates of JPMorgan Chase & Co. receive fees for providing various services to the funds. JPMorgan Distribution Services, Inc. is a member of FINRA. More information is available at https://am.jpmorgan.com/us/en/asset-management/gim/adv/products/etfs.

Investors should carefully consider the investment objectives and risks as well as charges and expenses of the funds before investing. The summary and full prospectuses contain this and other information about the funds and should be read carefully before investing. To obtain a prospectus call 1-800-480-4111.

Information regarding the proposed election of a common board, including the participants in the solicitation of proxies and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy materials to be filed with the Securities and Exchange Commission (“SEC”). Shareholders should read the proxy statement when it is available because it contains important information. The proxy statement will be mailed to shareholders of record, and shareholders will also be able to access the proxy statement, and any other relevant documents, on the SEC’s website at www.sec.gov once filed. The proxy statement also will be available at www.proxyvote.com and a paper copy can be obtained at no charge by calling 1-800-690-6903.

In connection with the proposed conversions discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the conversions. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

[1]	Data according to ETFdb.com as of August 10, 2021.

Media Contacts: Kristen Chambers 212-622-4111 kristen.chambers@jpmchase.com

                            Victoria Zarella 571-233-0939 victoria.n.zarella@jpmchase.com

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com

News release: For 9:15am ET Release

This communication is for informational purposes only and is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE

SOURCE J.P. Morgan Asset Management

###

Media Contacts: Kristen Chambers 212-622-4111 kristen.chambers@jpmchase.com

                            Victoria Zarella 571-233-0939 victoria.n.zarella@jpmchase.com

Client/consultant email:

[Email for CA/ICAs to send 1:1 to advisors/clients/consultants on as needed basis]

Subject line: Proposed mutual fund conversions to ETFs

Dear [insert name here]:

J.P. Morgan Asset Management’s mutual fund and ETF board of directors recently agreed to consider the conversion of several mutual funds into ETFs. Pending board approval, we plan to convert the following funds into actively managed, transparent ETFs – while maintaining a substantially similar investment strategy – in the first half of 2022.

Fund name	Ticker (I shares)	AUM*
JPMorgan International Research Enhanced Equity Fund	OIEAX	$5.0BN
JPMorgan Market Expansion Enhanced Index Fund	PGMIX	$1.1BN
JPMorgan Realty Income Fund	URTDX	$2.2BN
JPMorgan Inflation Managed Bond Fund	JRBSX	$1.4BN

*	Assets under management as of 6/30/21.

Converting these funds to ETFs can provide investors with active investment options in markets traditionally available to ETF investors mostly through passive solutions. In addition, shareholders may potentially benefit from more tax-efficient management of capital gains as well as reduced costs.

While the conversions are subject to Board approval, we are communicating our proposed plans in advance so that, if approved and implemented, you have ample time to consider and discuss with us the potential implications of this important effort.

Additionally, I’d like to share that, pending shareholder approval, we will be unifying our mutual fund and ETF boards. We believe combining the boards’ expertise makes sense and will serve our shareholders well.

If approved and implemented, these fund conversions and the combination of our mutual fund and ETF boards will further strengthen our position as a leader in delivering smart investment products driven by market dynamics and designed to meet the needs of our diverse client base.

I look forward to discussing these exciting initiatives with you at your convenience.

Thank you for your continued partnership and support of J.P. Morgan Funds.

Best,

[insert CA/ICA name/signature here]

Investors should carefully consider the investment objectives and risks as well as charges and expenses of the funds before investing. The summary and full prospectuses contain this and other information about the funds and should be read carefully before investing. To obtain a prospectus: Call 1-800-480-4111.

Information regarding the proposed election of a common board, including the participants in the solicitation of proxies and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy materials to be filed with the Securities and Exchange Commission (“SEC”). Shareholders should read the proxy statement when it is available because it contains important information. The proxy statement will be mailed to shareholders of record, and shareholders will also be able to access the proxy statement, and any other relevant documents, on the SEC’s website at www.sec.gov once filed. The proxy statement also will be available at www.proxyvote.com and a paper copy can be obtained at no charge by calling 1-800-690-6903.

In connection with the proposed conversions discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the conversions. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

FOR INSTITUTIONAL USE ONLY | NOT FOR PUBLIC DISTRIBUTION

J.P. Morgan Funds are offered by J.P. Morgan Institutional Investment Inc. and distributed by JPMorgan Distribution Services, Inc., which are affiliates of JPMorgan Chase & Co. Affiliates of JPMorgan Chase & Co. receive fees for providing various services to the funds. J.P. Morgan Institutional Investments Inc. and JPMorgan Distribution Services, Inc. are members of FINRA.

J.P. Morgan Asset Management is the brand name for the asset management business of JPMorgan Chase & Co and its affiliates worldwide.

If you are a person with a disability and need additional support in viewing the material, please call us at 1-800-343-1113 for assistance.

If you do not wish to receive future communication, please contact your J.P. Morgan Asset Management representative.

© 2021 JPMorgan Chase & Co.

J.P. Morgan Asset Management, 277 Park Avenue, New York, NY, 10172